

INVESTMENT SERVICES

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA
WITH INDEPENDENT AUDITORS REPORT THEREON
YEAR ENDED JUNE 30, 2025

201 N. Civic Dr. #180
Walnut Creek, CA 94596
(925) 472-5700 / (800) 645-5560
Broker/Dealer Member FINRA, SIPC



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Alamo Capital

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alamo Capital as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alamo Capital's management. Our responsibility is to express an opinion on Alamo Capital's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alamo Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Alamo Capital's auditor since 2002.
Walnut Creek, California
August 27, 2025

ALAMO CAPITAL
Statement of Financial Condition
June 30, 2025

ASSETS:

Cash	$	211,034
Accounts receivable:		
Cash held by clearing broker-dealer		2,325,000
Accounts receivable		5,576
Receivables from clearing broker-dealer		114,455
Total accounts receivable		2,445,031
Securities owned at fair value		15,920,276
Prepaid expenses and deposits		24,625
Deferred tax asset		69,656
Operating right of use asset		677,594
Furniture, equipment and leasehold improvements, less		
accumulated depreciation and amortization of $208,051		27,483
TOTAL ASSETS	$	19,375,699

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	340,571
Current operating lease obligation		162,971
Non-current operating lease obligation		514,623
Payable to clearing broker-dealer - firm trading		15,907,779
Total liabilities		16,925,944

STOCKHOLDERS EQUITY:

Common stock of no par value, authorized 1,000,000		
shares, issued and outstanding 558,933		67,061
Preferred stock, various series, cumulative non-voting		250,000
Additional paid-in capital		9,939
Retained earnings		2,122,755
Total shareholders' equity		2,449,755
Total liabilities and stockholders' equity	$	19,375,699

See Independent Auditor's Report and notes to these financial statements

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Alamo Capital (the "Company"), a C Corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of mutual funds and other financial products. The Company also trades in bonds realizing gains or losses on the difference between the cost and the market appreciation and/or ultimate sales price of the bonds.

Securities Owned and Income Recognition

Proprietary security transactions and related trading profit and loss are recorded on a trade-date basis. Commission income and related expenses arising from customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 3).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of the clearing broker-dealer. Should the contra-party to a proprietary transaction in securities fail to complete its contractual obligation, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. Remarking fees receivable and other receivables are generally collected in full within 90 days of their accrual. As such, management has not recorded an allowance for doubtful accounts on all receivables.

Fixed Assets and Depreciation

Fixed assets with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Normal repairs and maintenance are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	7 years
Leasehold improvements	Life of lease (5 years)

Advertising

Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2025 was $17,300.

Income Taxes

The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax position will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefit is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions the Company is no longer subject to examination by tax authorities for years before 2021.

Revenue Recognition

Alamo Capital recognizes revenue in accordance with accounting pronouncement, ASC 606 (Revenue Recognition). The pronouncement provides a comprehensive industry neutral revenue recognition model to increase financial statement comparability across companies and industry.

Fixed income securities revenue consists of commissions or sales credits earned on customer bond trades on trade date. Trading profits consist of earnings or losses on proprietary investments bought and sold by the Company. Our Principal fixed income trades can be done on a Risk or Riskless basis. Commissions, concessions, and fees consist of mutual funds, insurance, stock trades, and other fee income that are earned on trade date. Proprietary trading recognizes the amount of gains and losses on proprietary trading of bonds each month. Interest revenue is from interest earned on cash and inventory assets held by the Company at the end of every month. Underwriting is recognized on the trade date, which is the point at which the Company satisfies its performance obligation by selling bonds to institutional and retail clients. The Company participates in underwriting syndicates through agreements with lead underwriters, earning fees based on mutually agreed upon allocation communicated via email and confirmed through settlement correspondence. Revenue is measured as the underwriting fee received, which may result in a gain or loss depending on the difference between the take down price and the original issue price.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
According to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2025, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Alamo Capital can participate in negotiated underwritings in several capacities such as; best efforts selling group, distribution agent, co-manager or senior manager. If there is a balance after the purchase agreement is signed the appropriate haircut would be applied to the firm's liability, if any. There is always an option to withdraw from the account prior to the signing of the purchase agreement. Alamo Capital can participate in competitive underwritings as a Syndicate Member, Co-Manager or Manager using either Eastern or Western agreement.

Under an Eastern (undivided) agreement, the Company shares collective liability for unsold securities across the syndicate, whereas a Western (divided) agreement; liability is limited to the Company's specific allocation. Alamo primarily participates in Eastern agreements, which are common in municipal offerings. As of June 30, 2025 the Company did not have any contractual underwriting commitments.

Subsequent Events
Management has evaluated subsequent events through, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. In July 2025, the Company entered into a new lease agreement for 5 years.

2.   INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2025:

		Federal		**State**
Fiscal year 2025 net income	$	(39,729)	$	(39,729)
Taxes paid		(800)		
Tax exempt interest on municipal bonds		(118,150)		(118,150)
Depreciation per tax return		(131)		(131)
Depreciation per books		14,339		14,339
Taxable Income (Loss)	$	(144,471)	$	(143,671)
NOL Carry Forward	$	(91,829)	$	(82,949)
Net Taxable Loss	$	(236,300)	$	(226,620)
Tax rate		21.00%		8.84%
Deferred tax asset	$	(49,623)	$	(20,033)
Total deferred tax asset at June 30, 2025			$	(69,656)

3.   FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

There were no transfers in or out of level 3 during the year.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2025:

Security Type	Level 1		Level 2		Level 3		Total
Government securities	$	-	$ 11,998,680	$		-	$ 11,998,680
Municipal bonds		-	3,921,596			-	3,921,596
Non-convertible debt securities		-	-		-		-
Other debt securities		-	-		-		-
TOTALS	$	-	$ 15,920,276	$		-	$ 15,920,276

4. EXEMPTION FROM RULE 15C3-3

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The Company is filing an exemption from 17 C.R.F. 240.15c-3-3 under the following provisions of 17 C.F.R. 240.15c-3-3(k)(2)(ii).

The Company met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year ended June 30, 2025, without exception.

5. PAYABLE TO CLEARING BROKER

The amount payable to the clearing broker relates to the financing of trading securities owned by the Company and is collateralized by those securities. Amounts are due to the Clearing Broker upon the sale of inventory securities. Margin positions are processed daily. Interest is charged on this payable at the prevailing margin rate, which was 8.25% at June 30, 2025.

6. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.16 to 1 at June 30, 2025. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1. At June 30, 2025, the Company had net capital as defined of $2,156,572 which is $2,056,572 in excess of the minimum capital requirement.

7. LEASE COMMITMENTS

The Company has two office leases. One lease is a month-to-month contract and one lease represents a long-term lease commitment.

In accordance with FASB ASC 842, the Company has recorded a lease asset to account for the right-of-use of the office space and a lease liability to account for the liability owed over the remaining life of the lease agreement. The balance of each was $677,594 at June 30, 2025

The long term lease commitment for office space began on July 1, 2025 and expires on October 31, 2029. The Company used the 2.5 percent discount rate to calculate the operating lease asset and liability.

The maturity of the operating lease liability for the following four fiscal years are as follows:

Year Ended June 30:	Office Space
2026	$ 162,971
2027	$ 158,897
2028	$ 154,925
2029	$ 151,052
2030	$ 49,749
Total	
	$ 677,594

8. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2025, the Company transacted business with a related Company, Alamo Advertising Group, which is owned and operated by the Company's two key employees and shareholders. Alamo Advertising Group provides the Company with access to discounted advertising services, printing services, and promotional services.

Those transactions are summarized as follows as of and for the year ended June 30, 2025:

Cash disbursements to Alamo Advertising Group	$ 5,800
Cash receipts from Alamo Advertising Group	-
Amounts receivable from (payable to) Alamo Advertising Group	-

9. RETIREMENT PLANS

The Company sponsors a 401K sharing plan to which employees may contribute. The Company may contribute to this plan on a discretionary basis on behalf of eligible employees, as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2025 and, as such, incurred no related expense.

10. REPORTABALE SEGMENT DISCLOSURES

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is the Executive Vice President.